

July 10, 2020

Elizabeth Gulacsy
Interim Chief Financial Officer
SeaWorld Entertainment, Inc.
6240 Sea Harbor Drive
Orlando , FL 32821

Re: SeaWorld Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File No. 1-35883

Dear Ms. Gulacsy:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Consolidated Financial Statements
Notes to Consolidated Financial Statements
15. Commitments and Contingencies
Securities Class Action Lawsuits, page F-31

1. Regarding the Highfields Capital LLP case disclosed in the last paragraph, please disclose an estimate of the possible loss or a statement that such an estimate cannot be made. Please similarly revise your disclosure in regards to the Consumer Lawsuit disclosed on page F-32.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Bill Thompson at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services